SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             THE ENSTAR GROUP, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    29358R107
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                                 (CUSIP Number)

                                                    with a copy to:
Jeffrey S. Halis                                    Robert G. Minion, Esq.
500 Park Avenue                                     Lowenstein, Sandler, Kohl,
Fifth Floor                                         Fisher & Boylan, P.A.
New York, New York  10022                           65 Livingston Avenue
(212) 486-4794                                      Roseland, New Jersey  07068
                                                    (201) 992-8700
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

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                                 April 25, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.|_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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      1)   Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of
           Above Persons):

                          Jeffrey S. Halis ###-##-####
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      2)   Check the Appropriate Box if a Member of a Group (See Instructions):
      (a)                            Not
      (b)                         Applicable
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      3)   SEC Use Only
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      4)   Source of Funds (See Instructions):  PF
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      5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
           Items 2(d) or 2(e):
                                 Not Applicable
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      6)   Citizenship or Place of Organization:

                                  United States
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      Number of                7) Sole Voting Power:          277,645*
      Shares Beneficially      8) Shared Voting Power:              0
      Owned by
      Each Reporting           9) Sole Dispositive Power:     277,645*
        Person With:          10) Shared Dispositive Power:         0
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      11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

           277,645*
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      12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions):
                                 Not Applicable
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      13)  Percent of Class Represented by Amount in Row
           (11): 5.8%**
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      14)  Type of Reporting Person (See
               Instructions): IN
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*    18,100 of such  shares  are owned  individually  by  Jeffrey  S.  Halis and
     259,545 of such shares are owned jointly by Jeffrey S. Halis and Nancy Lippman Halis, his wife. Jeffrey S. Halis possesses voting and investment control over the shares of common stock of The Enstar Group, Inc. (the "Company") owned jointly by him and his wife.

** The percentage amount set forth herein is based upon the aggregate number of shares of common stock of the Company eligible to be issued to the Company's former shareholders, as described in the Registration Statement on Form 10, including Amendment No. 1 thereto, filed by the Company with the Securities and Exchange Commission on March 20, 1997.

Item 4.  Purpose of Transaction.

     On April 25, 1997, Jeffrey S. Halis was elected as a member of the board of directors of the Company. The acquisition of the shares of common stock of the Company referred to in Item 5 is for investment purposes only and Jeffrey S. Halis has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     Based upon information set forth in the Company's Registration Statement on Form 10, including Amendment No. 1 thereto, filed by the Company with the Securities and Exchange Commission on March 20, 1997, there are 4,750,534 shares of common stock of the Company to be issued in the distribution of common stock of the Company to its former shareholders and such 4,750,534 shares are deemed outstanding by the Company. As of April 25, 1997, Jeffrey S. Halis (i) owned 18,100* of such shares individually and (ii) owned 259,545 of such shares jointly with his wife, Nancy Lippman Halis. Jeffrey S. Halis possesses sole power to vote and direct the disposition of all shares of common stock of the Company owned individually by him and jointly by him and his wife. The only transaction by Jeffrey S. Halis or Jeffrey S. Halis and Nancy Lippman Halis jointly in shares of common stock of the Company since the filing of the
Schedule 13D by Jeffrey S. Halis as of March 27, 1997 was the April 17, 1997 purchase jointly by Jeffrey S. Halis and Nancy Lippman Halis in an ordinary broker transaction of 2,700 shares at a purchase price of $8.63 per share.



     * There has been no change in the number of shares owned individually by Jeffrey S. Halis since the filing of the Schedule 13D by him as of March 27, 1997. The reference to 26,100 shares being owned individually by Jeffrey S. Halis in such Schedule 13D was incorrect and should have been the 18,100 shares set forth herein.

                                    Signature


     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct


                                                    May 2, 1997


                                                    /s/JEFFREY S. HALIS
                                                    -------------------
                                                    Jeffrey S. Halis


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).